

Mail Stop 7010

November 25, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Edward R. Carroll
Chief Financial Officer
Greenshift Corporation
One Penn Plaza; Suite 1612
New York, NY 10119

      RE: Form 10-KSB for the fiscal year ended December 31, 2007
               Form 10-Q for the period ended September 30, 2008
               File No. 000-50469

Dear Mr. Carroll:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Management's Discussion and Analysis or Plan of Operation

Non-GAAP Financial Measures, page 40

2. Please revise your table so that it reconciles net loss to EBITDA. Your table appears to indicate that you intended to reconcile net loss to EBITDA but the numbers presented for both the year ended December 31, 2007 and December 31, 2006 do not agree to the financial statements beginning on page 47. Furthermore, please revise to disaggregate the material amounts included in the line item titled "other non-recurring equity, restructuring, and consolidated (income) expense, net." Please also tell us what consideration you gave to the guidance of Item 10(e)(1)(ii)(b) of Regulation S-K.

Consolidated Financial Statements

Consolidated Statements of Operations, page 48

3. We note that you have classified several items, which appear to be directly related to your on-going operations, outside of net loss from operations. For example, we note that you have classified goodwill impairment, amortization of intangibles, gain (loss) on equipment disposal, and loss on legal settlements as components of other income (expense), net. For each of these line items, please tell us the accounting literature you relied upon to support your classification outside of net loss from operations. Your response should also address how you considered the provisions of paragraph 43 of SFAS 142 and paragraph 25 of SFAS 144 in determining the appropriateness of your classification.

Notes to the Financial Statements

Note 1 – Nature of Operations

Restructuring, page 53

4. Please disclose how you accounted for the restructuring between you and Carbonics Capital Corporation.

Note 5 – Stockholders' Equity, page 61

5. Please disclose any circumstances (if any) under which you could be required to redeem your convertible preferred stock for cash.

Note 9 – Goodwill and Intangible Assets, page 64

6. Please provide better insight into your accounting for goodwill and intangible assets by disclosing the following:

- The reporting unit level at which you test goodwill for impairment and your basis for that determination;
- The methods you use to determine the fair value of each reporting unit. Please expand your disclosures to include sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful in preparing the goodwill impairment analyses;
- How you weight each of the methods, if applicable, used including the basis for that weighting;
- A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes;
- If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes; and
- Your segment information provided indicates that you have had recurring losses in each segment. Please clearly disclose your consideration of these actual recurring losses in your impairment tests.

7. Please provide the disclosures required by paragraphs 44 and 45 of SFAS 142, including the amount of recorded goodwill by segment.

8. Please disclose the facts and circumstances which led to the impairment of goodwill associated with NextGen and Sustainable Systems. To the extent that you recognize additional goodwill impairment charges in the future, please include the disclosures required by paragraph 47 of SFAS 142. In light of the goodwill impairment and the facts and circumstances that led to the goodwill impairment, please also tell us what consideration you gave as to whether the other intangible assets recorded in the acquisition of NextGen could also be impaired, specifically the energy technology intangibles.

Note 10 – Property and Equipment, page 66

9. Please disclose when you expect the assets recorded in construction in progress to be available for use.

Note 11 – Lines of Credit, Note 12 – Financing Arrangements, Note 13 – Notes Payable, Note 14 – Vehicle Loans, Notes 16 – Note Payable, Note 17 – Convertible Debentures, page 66

10. Please disclose the specific terms of the most stringent and/or material debt covenants in any of your debt agreements. Please include a tabular presentation of any significant required ratios as well as your actual ratios as of each reporting date. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

Note 21 – Commitments and Contingencies, page 75

11. Please revise to disclose whether you believe the resolution of any of the legal proceedings or other matters describe in your financial statements will have a material adverse affect on your financial position, operating results, or cash flows. Please also revise your discussion of the LeBlanc matter to provide the disclosures required by paragraphs 9 and 10 of SFAS 5. These disclosures should include the amount accrued. If no amounts have been accrued, tell us how you determined this was appropriate given the guidance of paragraph 8 of SFAS 5.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

General

12. Please address the above comments in your interim filings as well.

Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheets, page 5

13. Please disclose the nature of the line item described as excess purchase price of net assets acquired. If this is related to a business combination pursuant to SFAS 141, please help us understand why this amount was not included in your purchase price allocation.

Note 4 – Significant Accounting Policies, page 9

14. Please show us how you will revise your filing to include the disclosures required by paragraphs 32-35 of SFAS 157, which was effective for your fiscal year beginning January 1, 2008 (and interim periods within that fiscal year).

Capitalization Procedures, page 10

15. Please disclose your basis for capitalizing these overhead costs, including the accounting literature you relied upon to support your treatment.

Note 6 – Discontinued Operations, page 13

16. Please provide the disclosures required by paragraph 47 of SFAS 144. Please also help us understand why there was no gain or loss recorded in discontinued operations related to the sale of GS Enviroservices in January 2008.

Note 13 – Debt and Purchase Obligations, page 17

17. Please disclose how you accounted for the restructuring of your convertible debentures as described on page 17 and tell us the accounting literature you relied upon to support your treatment.

Note 15 – Embedded Derivatives, page 21

18. Please also disclose what consideration you gave as to whether the conversion features of the Candent Note and Series D Preferred Stock also needed to be accounted for separately pursuant to SFAS 133 and EITF 00-19.

Note 21 – Acquisition, page 25

19. Please provide all of the disclosures required by paragraph 58 of SFAS 141 pertaining to your acquisition of Biofuel Industries Group, LLC.

20. Please tell us how you considered the provisions of Rule 8-04 of Regulation S-X in determining whether to provide audited financial statements for Biofuel Industries Group, LLC and corresponding pro forma financial information in a Form 8-K.

Liquidity and Capital Resources, page 35

21. You state that you expect that your current and currently committed sources of revenue will be sufficient to meet your debt service, operational and other regular cash needs during 2008 and beyond. On page 9, you disclose the factors that raise substantial doubt about your ability to continue as a going concern. Please address these factors listed on page 9 as well as your recurring recorded losses from operations in your liquidity and capital resources discussion to further explain your justification for stating that you should be able to meet your debt service, operations and other regular cash needs during 2008 and beyond. Please also expand your disclosures to clearly identify your expected sources and uses of cash from period to period as well as any significant changes in these sources and uses from period to period and the impact of these changes on your liquidity and capital resources. For example, you should clearly state the amounts of borrowings available under any debt agreements. We urge you to more clearly disclose how you determined that these sources will continue to be sufficient to meet your needs.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief